

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Brian J. Dunn
Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Minneapolis, Minnesota 55423

> **Re:** **Best Buy Co., Inc.**
> **Form 10-K for Fiscal Year Ended February 27, 2010**
> **Filed April 28, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed May 11, 2010**
> **File No. 1-9595**

Dear Mr. Dunn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 3. Legal Proceedings, page 22

1. Please tell us what consideration you have given to providing quantifiable disclosure regarding the amount of damages being sought in the action discussed here.

Item 7. Management's Discussion and Analysis, page 31

2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note that you significantly reduced your capital expenditures in 2009. Discuss whether this trend will continue for your capital expenditure plans for 2010. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Definitive Proxy Statement filed on Schedule 14A
Nominees and Directors, page 17

3. Please revise to describe the business experience of Messrs. Dunn, Mikan, and Paull for the past five years, or clarify your disclosure by adding dates or the duration of employment. Please make similar revisions to your Form 10-K starting on page 23, concerning the business experience disclosures for Messrs. Dunn, Judge, Muehlbauer, Patel, Pratt, Robinson, Sheehan, Vitelli, Wheway and Ms. Grafton. Please avoid using phrases like "various executive positions." Refer to Item 401(e) of Regulation S-K.

Executive and Director Compensation, page 26

4. We note your disclosure that "the named executive officers generally participated in the same compensation programs and were evaluated similarly." Please refer to the last paragraph of Section II.B in Release No. 33-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please describe in greater detail your chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

How We Determine Compensation, page 27

5. We note that the Human Resources leadership team provides the Compensation Committee with compensation recommendations. In this regard, we note that the Compensation Committee is authorized to delegate certain responsibilities to management. If applicable, describe the responsibilities that have been delegated to management or the Human Resources leadership team and why the Compensation Committee decided to delegate these responsibilities.

Short-Term Incentive, page 36

6. Please elaborate upon your disclosure to explain how you arrived at the individual and total target payouts as a percentage of salary as these amounts appear to vary among the named executive officers and it would be helpful to understand why.

Target Payout Percentages – Wheway, page 41

7. We note that you have described the nature of the targets for Mr. Wheway's short term incentive compensation but you have not actually disclosed the targets. We further note your statement that disclosure of specific targets would cause you competitive harm. Please tell us why you believe that competitive harm would result with respect to disclosure of these targets and revise your disclosure to discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels. Please also discuss any discretion that may be exercised in granting such awards for Mr. Wheway and, in the appropriate place in your disclosures, for your other executive officers, absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Grants of Plan-Based Awards, page 52

8. Please tell us why the table that appears here does not appear to reflect the estimated future payouts you have made under your Executive Officer Short-Term Incentive Plan as non-equity incentive awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director